FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of July 1, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that it has filed 2009 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Files 2009 Form 20-F

LUXEMBOURG--(Marketwire - June 30, 2010) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") announces that it has filed its annual report on Form 20-F for the year ended December 31, 2009 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Tenaris's website at www.tenaris.com/investors. Holders of Tenaris's shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, at 1-888-300-5432 (toll free if you call from the United States) or 52-55-5282-9929 (if you call from another jurisdiction).

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.

Contact:
Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com